# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Blue Group Holding AG, CIK 0001799983
CUSIP: H33700107
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Zurichstrasse 38, Bruttisellen, Switzerland (V8), 8306
Date of event which requires filing of this statement: 07/03/2025
Filed by CIK 0001813194
Persons authorized to receive notices and communications: Justin Hamill, Esq., c/o Silver Lake, 55 Hudson Yards, 550 West 34th Street, 40th Floor, New York, New York (NY), 10001, 212-981-5600; Kenneth B. Wallach, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Xiaohui (Hui) Lin, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000

## Reporting persons
- Global Blue Holding L.P. (CIK 0001971967): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SL Globetrotter, L.P. (CIK 0001813194): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SL Globetrotter GP, Ltd. (CIK 0001813197): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Silver Lake Technology Associates III Cayman, L.P. (CIK 0001623274): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Silver Lake (Offshore) AIV GP III, Ltd. (CIK 0001487793): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Global Blue Group Holding AG
Address of issuer's principal executive offices: Zurichstrasse 38, Bruttisellen, Switzerland (V8), 8306
Comment:
This Amendment No. 5 (the "Amendment") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on September 8, 2020, as amended by Amendment No. 1 filed with the SEC on May 6, 2022, as amended by Amendment No. 2 filed with the SEC on November 20, 2023, as amended by Amendment No. 3 filed with the SEC on November 30, 2023, as amended by Amendment No. 4 filed with the SEC on February 18, 2025 (as amended, the "Schedule 13D") related to the ordinary shares (the "Ordinary Shares") of Global Blue Group Holding AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law (the "Issuer").

The Items herein amend the information disclosed under the corresponding Items of the Schedule 13D as described herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby amended and supplemented to include the amended and restated Annex A attached hereto, which is incorporated herein by reference in response to this Item 2 and contains certain information concerning the identity and background of each of the directors of SL III Offshore Ltd and Globetrotter GP.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the terms of the Transaction Agreement (the "Transaction Agreement"), dated as of February 16, 2025, entered into by and between the Issuer and Shift4 Payments, Inc. ("Shift4") and, from and after its execution and delivery of a joinder thereto on February 25, 2025, GT Holding 1 GmbH, a Swiss limited liability company ("Merger Sub"), Merger Sub commenced a tender offer (the "Offer") on March 21, 2025 to purchase all of the issued and outstanding shares in the Issuer. One minute after 11:59 p.m., New York City time, on July 2, 2025, the Offer and any withdrawal rights in connection therewith expired. Prior to the expiration of the Offer all conditions to the Offer had been satisfied or waived, Merger Sub has accepted for payment and will promptly pay the Offer Consideration for all shares of the Issuer that were validly tendered and not validly withdrawn in accordance with the terms of the Offer.

Pursuant to the Offer (i) 34,871,499 Ordinary Shares held by Cayman Holdings were tendered in the Offer at a price per share of $7.50, (ii) 4,939,137 Series A Preferred Shares held directly by Cayman Holdings that were convertible into 4,939,137 Ordinary Shares were tendered in the Offer at a price per share of $10.00, (iii) 91,230,811 Ordinary Shares held directly by Globetrotter were tendered in the Offer at a price per share of $7.50, and (iv) 11,970,487 Series A Preferred Shares held directly by Globetrotter that were convertible into 11,970,487 Ordinary Shares were tendered in the Offer at a price per share of $10.00.

Pursuant to the Transaction Agreement and the terms of the Global Blue Warrants, following the consummation of the Offer, the 2,701,935 Global Blue Warrants held directly by Cayman Holdings and the 6,548,415 Global Blue Warrants held directly by Globetrotter were entitled to the right to receive cash consideration upon exercise and were no longer exercisable for any Ordinary Shares.

Following the consummation of the Offer, Mr. Joseph Osnoss, a director of Globetrotter GP, resigned as a member of the board of directors of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) through (c) and (e) are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of the Schedule 13D is incorporated by reference in its entirety into this Item 5. As of the date hereof, the Reporting Persons do not beneficially own any shares of Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Other than as described herein, none of the Reporting Persons have effected any transaction with respect to the Ordinary Shares in the prior sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of July 3, 2025, following the consummation of the Offer, the Reporting Persons ceased to beneficially own more than five percent of the Issuer's outstanding shares of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented to include the following exhibit:

99.1. Annex A: Annex A-1 Managing Members of Silver Lake (Offshore) AIV GP I and Annex A-2 Managing
Members of SL Globetrotter GP, Ltd. (filed herewith).

## Signatures
- Global Blue Holding L.P.: /s/ Joseph Osnoss, Joseph Osnoss, Director, SL Globetrotter GP, Ltd., its general partner (07/03/2025)
- SL Globetrotter, L.P.: /s/ Joseph Osnoss, Joseph Osnoss, Director, SL Globetrotter GP, Ltd., its general partner (07/03/2025)
- SL Globetrotter GP, Ltd.: /s/ Joseph Osnoss, Joseph Osnoss, Director (07/03/2025)
- Silver Lake Technology Associates III Cayman, L.P.: /s/ Joseph Osnoss, Joseph Osnoss, Director, Silver Lake (Offshore) AIV GP III, Ltd., its general partner (07/03/2025)
- Silver Lake (Offshore) AIV GP III, Ltd.: /s/ Joseph Osnoss, Joseph Osnoss, Director (07/03/2025)